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08002965

GGL DIAMOND CORP. RECEIVED

NEWS RELEASE

2008 JUN -2 P 1: May 26, 2008

Annual General Meeting elects five directors

VANCOUVER, British Columbia, Canada – Raymond A. Hrkac, President and CEO of GGL Diamond Corp. (TSX-V:GGL) is pleased to announce that shareholders approved the election of directors at the Annual General Meeting of the Company in Vancouver, British Columbia, on May 23, 2008.

Returning directors are William Boden, Graham Eacott, Nick DeMare, Raymond A. Hrkac, and William Meyer.

Shareholders also voted in favor of the appointment of D + H Group LLP as auditors of the Company for the ensuing year and approved the annual ratification of the Company's 10% rolling stock option plan.

Mr. Hrkac also made a presentation to the meeting, which provided an update on the status of the Company's exploration plans for 2008 and beyond. This presentation will be placed on the web site.

At a directors' meeting held subsequent to the AGM, Mr. Raymond Hrkac was appointed President and CEO; Mr. Nick DeMare was appointed CFO.

Based on the recommendation of the Board's Compensation Committee, directors approved the awarding of 3,450,000 options at an exercise price of $0.20 per share exercisable until May 23, 2013. The options were granted to directors, officers, and consultants of the Company.

GGL DIAMOND CORP.

PROCESSED
JUN 04 2008
THOMSON REUTERS

"Raymond A. Hrkac"

SUPPL

Raymond A. Hrkac
President & CEO

For further information, please phone: (604) 688-0546 Email: info@ggldiamond.ca.
For more information, please check our web site at www.ggldiamond.ca.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered in the United States Securities Act of 1933, as amended (the "US Securities Act") or any state securities laws and may not be offered or sold within the United States or to US Persons unless registered under the US Securities Act and applicable securities laws or an exemption from such registration is available.

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#904-675 West Hastings Street, Vancouver, BC, Canada V6B 1N2

T 604.688.0546 | F 604.688.0378 | Toll Free 1.866.688.0546 | info@ggldiamond.ca | www.ggldiamond.ca

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